Via Facsimile and U.S. Mail
Mail Stop 4720

February 26, 2010

Michael M. Salerno
President
Life Nutrition Products, Inc.
121 Monmouth St., Suite A
Red Bank, NJ 07701

Re: Item 4.01 Form 8-K
     Filed January 29, 2010
     File No. 001-34274

Dear Mr. Salerno:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Dana M. Hartz
Staff Accountant